UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SOLID BIOSCIENCES INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83422E105

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E105

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 5,336,031*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 5,336,031*

9	Aggregate amount beneficially owned by each reporting person. 5,336,031*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.7%**
12	Type of reporting person OO

*

This number includes 2,158,329 shares of Common Stock that Boxer Capital has the right to acquire pursuant to a warrant to purchase Common Stock issued in connection with the private placement set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 26, 2019 (the “Private Placement”).

**

Based on 112,453,929 shares of Common Stock outstanding, which is the sum of (i) 110,295,600 shares of Common Stock outstanding as of November 1, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2021, and (ii) 2,158,329 shares of Common Stock that Boxer Capital has the right to acquire pursuant to a warrant to purchase Common Stock issued in connection with the Private Placement.

CUSIP No. 83422E105

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 5,336,031*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 5,336,031*

9	Aggregate amount beneficially owned by each reporting person. 5,336,031*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.7%**
12	Type of reporting person CO

*	This number includes 2,158,329 shares of Common Stock that Boxer Capital has the right to acquire pursuant to a warrant to purchase Common Stock issued in connection with the Private Placement.
**

Based on 112,453,929 shares of Common Stock outstanding, which is the sum of (i) 110,295,600 shares of Common Stock outstanding as of November 1, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2021, and (ii) 2,158,329 shares of Common Stock that Boxer Capital has the right to acquire pursuant to a warrant to purchase Common Stock issued in connection with the Private Placement.

CUSIP No. 83422E105

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. -0-
	7	Sole dispositive power. -0-
	8	Shared dispositive power. -0-

9	Aggregate amount beneficially owned by each reporting person. -0-
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%
12	Type of reporting person OO

CUSIP No. 83422E105

1	Name of reporting persons. Aaron I. Davis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. -0-
	7	Sole dispositive power. -0-
	8	Shared dispositive power. -0-

9	Aggregate amount beneficially owned by each reporting person. -0-
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%
12	Type of reporting person IN

CUSIP No. 83422E105

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 5,336,031*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 5,336,031*

9	Aggregate amount beneficially owned by each reporting person. 5,336,031*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.7%**
12	Type of reporting person IN

*

This number includes 2,158,329 shares of Common Stock that Boxer Capital has the right to acquire pursuant to a warrant to purchase Common Stock issued in connection with the private placement set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 26, 2019 (the “Private Placement”).

**

Based on 112,453,929 shares of Common Stock outstanding, which is the sum of (i) 110,295,600 shares of Common Stock outstanding as of November 1, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2021, and (ii) 2,158,329 shares of Common Stock that Boxer Capital has the right to acquire pursuant to a warrant to purchase Common Stock issued in connection with the Private Placement.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13G initially filed on May 11, 2018 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”), and Joe Lewis, as amended by Amendment No. 1 filed on June 15, 2018, Amendment No. 2 filed on February 14, 2019, Amendment No. 3 filed on March 6, 2019, Amendment No. 4 filed on February 14, 2020 and Amendment No. 5 filed on February 16, 2021. Amendment No. 4 was an original filing for Aaron I. Davis (“Aaron Davis,” and together with Boxer Capital, Boxer Management, MVA Investors and Joe Lewis, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 6. Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Original Filing, as amended.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joe Lewis beneficially own 5,336,031 shares of Common Stock, which includes 2,158,329 shares of Common Stock that Boxer Capital has the right to acquire pursuant to a warrant to purchase Common Stock issued in connection with the Private Placement. MVA Investors and Aaron Davis do not own any shares of Common Stock.

(b)	Percent of class:

The shares of Common Stock beneficially owned by Boxer Capital, Boxer Management and Joe Lewis represent 4.7% of the Issuer’s outstanding shares of Common Stock. All percentages are based on 112,453,929 shares of Common Stock outstanding, which is the sum of (i) 110,295,600 shares of Common Stock outstanding as of November 1, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2021, and (ii) 2,158,329 shares of Common Stock that Boxer Capital has the right to acquire pursuant to a warrant to purchase Common Stock issued in connection with the Private Placement.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 5,336,031 shares of Common Stock they beneficially own.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of any shares of Common Stock.

(iii)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 5,336,031 shares of Common Stock they beneficially own.

Item 5.	Ownership of Five Percent or Less of a Class.

With respect to each Reporting Person:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following    ☒.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated February 14, 2020, among the Reporting Persons, incorporated herein by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 14, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

AARON DAVIS

/s/ Aaron I. Davis
Aaron Davis, Individually

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually